Exhibit 99.1

BingEx Limited Announces Third Quarter 2025 Financial Results

Beijing, China, November 19, 2025 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights:

●	Revenues were RMB1,005.4 million (US$141.2 million) in the third quarter of 2025, compared with RMB1,154.8 million in the same period of 2024.

●	Gross profit was RMB111.8 million (US$15.7 million) in the third quarter of 2025, compared with RMB130.3 million in the same period of 2024. Gross profit margin was 11.1%, compared with 11.3% in the same period of 2024.

●	Income from operations was RMB14.1 million (US$2.0 million) in the third quarter of 2025, compared with RMB46.2 million in the same period of 2024.

●	Non-GAAP income from operations[1] was RMB23.7 million (US$3.3 million) in the third quarter of 2025, compared with RMB46.2 million in the same period of 2024.

●	Net income was RMB43.7 million (US$6.1 million) in the third quarter of 2025, compared with a net income of RMB23.8 million in the same period of 2024.

●	Non-GAAP net income[1] was RMB62.6 million (US$8.8 million) in the third quarter of 2025, compared with RMB57.6 million in the same period of 2024.

●	Net income (loss) attributable to ordinary shareholders was RMB43.7 million (US$6.1 million) in the third quarter of 2025, compared with a net loss of RMB13.4 million in the same period of 2024.

●	Non-GAAP net income attributable to ordinary shareholders[1] was RMB62.6 million (US$8.8 million) in the third quarter of 2025, compared with RMB20.4 million in the same period of 2024.

●	The number of orders fulfilled was 63.2 million in the third quarter of 2025.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer of FlashEx, commented, “FlashEx remained focused on strengthening our competitiveness amid volatile market conditions during the third quarter, reinforcing our distinctive position as an on-demand dedicated courier service provider. While seamlessly executing our signature high-efficiency and high-value delivery scenarios, we also expanded into new categories and extended our service touchpoints to meet evolving user and societal needs. Alongside meticulous operations, these efforts have enhanced our brand reputation and user engagement, steadily improving customer loyalty. Looking ahead, FlashEx will remain committed to driving steady growth in our core business while upholding our social responsibilities, delivering sustainable value to all stakeholders.”

Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “In the third quarter, we continued to refine our operations while steadily expanding both the reach and scope of our business. At the same time, we remained committed to delivering value to our shareholders. Our shareholders’ equity grew from RMB747.1 million at the end of last year to RMB839.3 million as of the end of September 2025. Furthermore, we continued to return value via share buyback, repurchasing approximately 1.6 million ADSs for an aggregate consideration of approximately US$5.4 million as of November 18, 2025.”

1 Non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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Third Quarter 2025 Financial Results

Revenues were RMB1,005.4 million (US$141.2 million) in the third quarter of 2025, compared with RMB1,154.8 million in the same period of 2024. The decrease was primarily driven by a decline in order volume amid intensified market competition.

Cost of revenues was RMB893.6 million (US$125.5 million), compared with RMB1,024.5 million in the same period of 2024. The decrease was in line with the decline in revenues.

Gross profit was RMB111.8 million (US$15.7 million), compared with RMB130.3 million in the same period of 2024. Gross profit margin was 11.1%, compared with 11.3% in the same period of 2024.

Total operating expenses were RMB97.7 million (US$13.7 million), representing an increase of 16.1% from RMB84.2 million in the same period of 2024.

Selling and marketing expenses were RMB42.9 million (US$6.0 million), remaining relatively stable compared with RMB43.9 million in the same period of 2024.

General and administrative expenses were RMB37.0 million (US$5.2 million), representing a 105.2% increase from RMB18.1 million in the same period of 2024. The increase was primarily attributable to increases in professional fees, taxes and surcharges, and share-based compensation expenses.

Research and development expenses were RMB17.7 million (US$2.5 million), representing a 20.1% decrease compared with RMB22.2 million in the same period of 2024. The decrease was primarily attributable to a reduction in staff costs.

Income from operations was RMB14.1 million (US$2.0 million), compared with RMB46.2 million in the same period of 2024.

Non-GAAP income from operations1 was RMB23.7 million (US$3.3 million), compared with RMB46.2 million in the same period of 2024.

Changes in fair value of long-term investments were RMB9.3 million (US$1.3 million), representing a 72.5% decrease compared with RMB33.8 million in the same period of 2024. The decrease was primarily attributable to the reduction in losses from the fair value measurement of long-term investments.

Other income was RMB2.5 million (US$0.3 million), compared with RMB5.8 million in the same period of 2024. The decrease was mainly due to a decrease in the amount of government grants.

Net income was RMB43.7 million (US$6.1 million), compared with RMB23.8 million in the same period of 2024.

Non-GAAP net income1 was RMB62.6 million (US$8.8 million), compared with RMB57.6 million in the same period of 2024.

Net income (loss) attributable to ordinary shareholders was RMB43.7 million (US$6.1 million), compared with a net loss of RMB13.4 million in the same period of 2024.

Non-GAAP net income attributable to ordinary shareholders1 was RMB62.6 million (US$8.8 million), compared with RMB20.4 million in the same period of 2024.

Basic net earnings per ordinary share was RMB0.21 (US$0.03).

Diluted net earnings per ordinary share was RMB0.21 (US$0.03)

As of September 30, 2025, cash and cash equivalents, restricted cash and short-term investments were RMB877.9 million (US$123.3 million).

Update on Share Repurchase

Under the Company’s March 2025 share repurchase program, effective through April 2026 with a maximum amount of up to US$30 million, as of November 18, 2025, the Company had repurchased a total of approximately 1.6 million ADSs in the open market with cash for an aggregate consideration of approximately US$5.4 million.

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Conference Call

The Company will host an earnings conference call on Wednesday, November 19, 2025 at 8:00PM Beijing Time (7:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BIa36540ed44ad49199bc2df7b55271439

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income (loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income represents net income excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income margin is equal to non-GAAP net income divided by revenues. Non-GAAP net income attributable to ordinary shareholders represents net income attributable to ordinary shareholders excluding changes in fair value of long-term investments and share-based compensation expenses.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	September 30,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	592,358	628,631	88,303
Restricted cash	46,735	1,928	271
Short-term investments	153,910	247,306	34,739
Accounts receivable	16,893	26,276	3,691
Prepayments and other current assets	48,553	46,726	6,564
Total current assets	858,449	950,867	133,568
Non-current assets
Long-term investments	324,110	288,085	40,467
Property and equipment, net	3,687	2,369	333
Operating lease right-of-use assets	44,577	27,463	3,858
Other non-current assets	4,600	3,105	436
Total non-current assets	376,974	321,022	45,094
Total assets	1,235,423	1,271,889	178,662

LIABILITIES
Current liabilities
Accounts payable	223,391	208,770	29,326
Deferred revenue	56,768	65,485	9,199
Operating lease liabilities, current	13,091	9,749	1,369
Accrued expenses and other current liabilities	165,714	133,405	18,740
Total current liabilities	458,964	417,409	58,634
Non-current liabilities
Operating lease liabilities, non-current	29,395	15,194	2,134
Total non-current liabilities	29,395	15,194	2,134
Total liabilities	488,359	432,603	60,768
Shareholders’ equity	747,064	839,286	117,894
Total liabilities and shareholders’ equity	1,235,423	1,271,889	178,662

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Revenues	1,154,788	1,005,442	141,234	3,439,284	2,990,762	420,110
Cost of revenues	(1,024,457)	(893,636)	(125,528)	(3,051,636)	(2,629,590)	(369,376)
Gross Profit	130,331	111,806	15,706	387,648	361,172	50,734
Operating expenses:
Selling and marketing expenses	(43,931)	(42,918)	(6,029)	(133,669)	(140,446)	(19,728)
General and administrative expenses	(18,058)	(37,049)	(5,204)	(63,563)	(110,898)	(15,578)
Research and development expenses	(22,171)	(17,713)	(2,488)	(63,477)	(66,429)	(9,331)
Total operating expenses	(84,160)	(97,680)	(13,721)	(260,709)	(317,773)	(44,637)
Income from operations	46,171	14,126	1,985	126,939	43,399	6,097
Interest income	4,636	3,310	465	16,535	10,780	1,514
Changes in fair value of long-term investments	(33,805)	(9,290)	(1,305)	(33,686)	(32,009)	(4,496)
Investment income	1,004	33,154	4,657	3,441	51,250	7,199
Other income	5,823	2,484	349	34,351	13,625	1,914
Income before income taxes	23,829	43,784	6,151	147,580	87,045	12,228
Income tax expense	-	(40)	(6)	(68)	(75)	(11)
Net income	23,829	43,744	6,145	147,512	86,970	12,217
Accretion of redeemable convertible preferred shares to redemption value	(37,253)	-	-	(110,827)	-	-
Net income (loss) attributable to ordinary shareholders	(13,424)	43,744	6,145	36,685	86,970	12,217
Net earnings per ordinary share
– Basic	(0.19)	0.21	0.03	0.19	0.42	0.06
– Diluted	(0.19)	0.21	0.03	0.19	0.42	0.06
Weighted average number of shares outstanding used in computing net earnings per ordinary share
– Basic	72,000,000	206,831,247	206,831,247	72,000,000	207,908,108	207,908,108
– Diluted	72,000,000	208,081,061	208,081,061	72,000,000	209,341,434	209,341,434

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BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Income from operations	46,171	14,126	1,985	126,939	43,399	6,097
Add: Share-based compensation expenses	-	9,557	1,342	-	38,835	5,455
Non-GAAP income from operations	46,171	23,683	3,327	126,939	82,234	11,552
Operating margin	4.0%	1.4%		3.7%	1.5%
Add: Share-based compensation expenses as a percentage of revenues	-	1.0%		-	1.3%
Non-GAAP operating margin	4.0%	2.4%		3.7%	2.8%

Net income	23,829	43,744	6,145	147,512	86,970	12,217
Add: Changes in fair value of long-term investments	33,805	9,290	1,305	33,686	32,009	4,496
Add: Share-based compensation expenses	-	9,557	1,342	-	38,835	5,455
Non-GAAP net income	57,634	62,591	8,792	181,198	157,814	22,168
Net income margin	2.1%	4.4%		4.3%	2.9%
Add: Changes in fair value of long-term investments as a percentage of revenues	2.9%	0.9%		1.0%	1.1%
Add: Share-based compensation expenses as a percentage of revenues	-	0.9%		-	1.3%
Non-GAAP net income margin	5.0%	6.2%		5.3%	5.3%

Net income (loss) attributable to ordinary shareholders	(13,424)	43,744	6,145	36,685	86,970	12,217
Add: Changes in fair value of long-term investments	33,805	9,290	1,305	33,686	32,009	4,496
Add: Share-based compensation expenses	-	9,557	1,342	-	38,835	5,455
Non-GAAP net income attributable to ordinary shareholders	20,381	62,591	8,792	70,371	157,814	22,168

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